July 22, 2020	+1 212 230 8800 (t) +1 212 230 8888 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Abby Adams and Gary Newberry

Re:	Inozyme Pharma, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 20, 2020

File No. 333-239648

Ladies and Gentlemen:

On behalf of Inozyme Pharma, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 21, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to the Company’s Registration Statement on Form S-1. The Company also is filing an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”) with this response letter.

Set forth below is the Company’s response to the Staff’s comment. The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the response is keyed to the numbering of the comment and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1, as amended July 20, 2020

Summary Consolidated Financial Data, page 10

1.

Please expand your disclosure within footnote (1) to your pro forma balance sheet data and elsewhere throughout the filing where you discuss the July 2020 issuance of Series A-2 Convertible Preferred Stock in connection with the purchase of intellectual property assets from Alexion Pharmaceuticals, Inc. to disclose the deemed per share fair value of the Series A-2 Convertible Preferred Stock as well as the total amount of the expense you will recognize as of the acquisition date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 83, 86, 88 and F-11 of the Amendment.

Securities and Exchange Commission

July 22, 2020

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at Brian.Johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Axel Bolte